SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. 11)(1)


                              MICROSEMI CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, $.20 PAR VALUE
                         (Title of Class of Securities)


                                    595137100
                                 (CUSIP Number)


                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |X|  Rule 13d-1(b)

     |_|  Rule 13d-1(c)

     |_|  Rule 13d-1(d)




----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

-------------------                                            -----------------
CUSIP No. 595137100                   13G                      Page 2 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     WECHSLER & CO., INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
     NUMBER OF SHARES       5     SOLE VOTING POWER
       BENEFICIALLY               1,269,903
         OWNED BY
           EACH           ------------------------------------------------------
          PERSON            6     SHARED VOTING POWER
         REPORTING
           WITH                   Not Applicable
                          ------------------------------------------------------
                            7     SOLE DISPOSITIVE POWER
                                  1,269,903

                          ------------------------------------------------------
                            8     SHARED DISPOSITIVE POWER

                                  Not Applicable

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,269,903
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.2%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     BD
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 5 Pages

                                  SCHEDULE 13G

Item 1(a).     Name of Issuer:

               MICROSEMI CORPORATION

Item 1(b).     Address of Issuer's Principal Executive Offices:

               2830 S. Fairview Street
               Santa Ana, CA 92704

Item 2(a).     Name of Person Filing:

               This Schedule 13G is filed on behalf of Wechsler & Co., Inc. (the "Reporting Person").

Item 2(b).     Address of Principal Business Office or, If None,
               Residence:

               Suite 310
               105 South Bedford Road,
               Mount Kisco, New York  10549

Item 2(c).     Citizenship:

               The Reporting Person is a New York corporation.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.20 per share.

Item 2(e).     CUSIP Number:

               595137100

Item 3.        Type of Reporting Person:

               (a)  The Reporting  Person is a  broker/dealer  registered  under
                    Section 15 of the Securities Exchange Act of 1934.

               (b)-(h):  Not applicable

Item 4.        Ownership:

               (a)  Amount Beneficially Owned:

               At December 31, 1998 the Reporting Person beneficially owned 1,269,903 shares of Common Stock of the Issuer.

                                Page 3 of 5 Pages

               (b)  Percentage of Class:

                    11.2%

               (c)  Number of Shares as to Which Such Person Has:

                    (i)  sole power to vote or direct the vote:

                         1,269,903 shares of Common Stock.

                    (ii) shared power to vote or direct the vote:

                         Not applicable.

                   (iii) sole power to dispose or direct the disposition of:

                         1,269,903 shares of Common stock.

                    (iv) shared power to dispose or direct the disposition of:

                         Not applicable.

Items 5-9.     Not applicable.

Item 10.       Certification:

               By signing below, the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the Issuer of such securities, and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 1999

                                                      WECHSLER & CO., INC.


                                                      By: /s/ Norman J. Wechsler
                                                         -----------------------
                                                          Norman J. Wechsler
                                                          Chairman of the Board
                                                          President


                                Page 5 of 5 Pages